UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

*          *          *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2019

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura
Name: Carlos Alberto Bezerra de Moura
Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit                         Description of Exhibit

1                                  ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-TRADED COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it priced, on the date hereof, an international offering of senior notes in the aggregate amount of U.S.$750,000,000.00 (the “Notes”). The investors’  demand exceeded approximately seven (7) times the amount initially offered by the Company.

The Notes, which will mature on January 24, 2030, will be issued with a coupon of 4.875% per year, payable semi-annually, beginning January 24, 2020.

BRF intends to use substantially all of the net proceeds of the offering of the Notes to repay certain of its outstanding indebtedness, which may include all or a portion of its outstanding 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022, 3.95% Senior Notes due 2023 and 4.75% Senior Notes due 2024 as well as the outstanding 7.250% Senior Notes due 2020 issued by its subsidiary BFF International Limited, with the remainder, if any, used for general corporate purposes.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Notes are being sold exclusively to qualified institutional buyers, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). The Notes were not offered and will not be sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. BRF will apply to list the Notes on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

1

This announcement does not constitute an offering to sell Notes nor a request for offerings to purchase the Notes, nor shall any offer or sale of these Notes take place in any state or jurisdiction in which such offering is prohibited under the securities laws of that state or jurisdiction.

São Paulo, September 19, 2019

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

2